DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@us.dlapiper.com T 212.335.4783

November 22, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Christopher Dunham

Re:	Capitalworks Emerging Markets Acquisition Corp
Registration Statement on Form S-1
Filed October 27, 2021
File No. 333-260513

Dear Mr. Dunham:

This letter is submitted on behalf of Capitalworks Emerging Markets Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 filed on October 27, 2021, as set forth in your letter dated November 22, 2021, addressed to Roberta Brzezinski, Chief Executive Officer of the Company (the “Comment Letter”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

United States Securities and Exchange Commission

November 22, 2021

Registration Statement on Form S-1 Filed October 27, 2021

General

1. We note your response to comment 2. Please revise disclosure throughout your prospectus, including your cover page, to prominently disclose, if true, that you will not pursue or consummate an initial business combination with a target that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau). In the alternative, please revise to address prior comments 2 through 10.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will not pursue or consummate an initial business combination with a target that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau). Accordingly, the Company has revised its disclosure on the prospectus cover page and on pages 3, 7, 8, 13, 42, 55, 56, 57, 59, 61, 75, 76, 89, 96, 100, 101, 104, 110, 135 and 157 of the Amended Registration Statement.

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[Signature page immediately follows.]

United States Securities and Exchange Commission

November 22, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

/s/ Stephen P. Alicanti

Stephen P. Alicanti
DLA Piper LLP (US)

cc:

Roberta Brzezinski, Capitalworks Emerging Markets Acquisition Corp

Anthony J. Renzi, Jr., Akin Gump Strauss Hauer & Feld LLP

Marjorie Sybul Adams, DLA Piper LLP (US)